                                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, D.C. 20549

                                                                 FORM 4

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                     Section 17(a) of the Public Utility Holding Company Act of 1935
                                         or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
Deason,           David             S.            Barnes & Noble, Inc.       Symbol = BKS            to Issuer (Check all applicable)
__________________________________________        _____________________________________________     ___ Director      ___ 10% Owner
                                                                                                    _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)     3. IRS Identification     4. Statement for               title below)      below)
  c/o Barnes & Noble, Inc.                        Number of Reporting       Month/Year
  1501 LBJ Freeway, Suite 290                     Person, if an Entity      October 2001                Vice President of Barnes & Noble Development
__________________________________________        (Voluntary)             _______________________________________________________________________________
                 (Street)
                                                                          5. If Amendment, Date of  8. Individual or Joint/Group Filing
  Dallas,        Texas            75234                                      Original (Month/Year)     (Check applicable line)
__________________________________________                                                              _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                                ___ Form Filed by more than one
                                                                                                            Reporting Person

                                                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                    10/19/01     M           7,500     A      $21.3125
Common Stock                    10/19/01     S           7,500     D      $36.5047         -0-

* If this Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.               (Over)

                                                        (Print or Type Response)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $21.3125     10/19/01     M                          7,500       10/19/01      10/18/09

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option              Common Stock           7,500                       36,901(1)          D
(Right to Buy)

Explanation of Responses:

(1)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
     Issuer's Common Stock.

                                                                                   /s/ David S. Deason              November 9, 2001
**Intentional misstatements or omissions of facts constitute                       -------------------------------  ----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                             **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                                 David S. Deason

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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